Filed Pursuant to Rule 433
Registration No. 333-134553

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due July 18, 2011

Issuer:	Lehman Brothers Holdings Inc.
Ratings:	A1/A+/A+
Principal Amount:

$50, 000, 000 (re-opening to become fungible with the outstanding $700,000,000 Floating Rate Notes due July 18, 2011, issued on July 13, 2006 so that the aggregate principal amount outstanding after the issue of these Notes will be $750,000,000)

Security Type:	Senior Medium Term Notes
Legal Format:	SEC Registered
Issue Price:	100.1634% of principal amount (plus accrued interest from October 18, 2006)
Settlement Date:	November 27, 2006
Maturity Date:	July 18, 2011
Coupon:	3-month LIBOR (Telerate Page 3750) plus 0.22%
Interest Payment Dates:	Quarterly on the 18th of each July, October, January and April, commencing on October 18, 2006
Interest Determination Dates:	Two London banking days prior to the first day of the relevant interest period
Day Count	Actual/360
Business Day Convention:	Modified Following, Adjusted
CUSIP:	52517PK67
Denominations:	$1,000
Underwriters:	Lehman Brothers 98% (bookrunner)
Mellon Financial Markets, LLC1%
Williams Capital Group, L.P. 1%

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.